05038655

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-41566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hanover Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 Broadway, Suite 3510

(No. and Street)

New York	New York	10279
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Paul Ehrenstein (212) 587-6667

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP

(Name – *of individual, state last, first, middle name*)

60 Broad Street	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH. D.C. 178

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

HANOVER CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Hanover Capital Partners Ltd.)
(SEC I.D. No. 8-41566)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2004,
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

HANOVER CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Hanover Capital Partners Ltd.)

TABLE OF CONTENTS

AFFIRMATION

I, John A. Burchett, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hanover Capital Securities, Inc. for the year ended December 31, 2004 are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/25/05

Signature Date

President

Title

Notary Public

KATHLINA M PASCALE
Notary Public
State of New Jersey
My Commission Expires Jul 30, 2009

Grant Thornton

Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hanover Capital Partners Ltd.

We have audited the accompanying statement of financial condition of Hanover Capital Securities, Inc. (a wholly-owned subsidiary of Hanover Capital Partners Ltd.) (the "Company") as of December 31, 2004, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanover Capital Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 18, 2005

Broad Street
York, NY 10004
212.422.1000
212.422.0144
www.grantthornton.com

Thornton LLP
Member of Grant Thornton International

HANOVER CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Hanover Capital Partners Ltd.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$265,565
Investment in marketable securities (Note 2)	3,027
Due from related party	37,383
Prepaid expenses	18,810
Deferred tax asset (Notes 2 and 4)	11,294
TOTAL ASSETS	$336,079

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 2,963
Accrued expenses	30,100
Payable to affiliates	9,922
Total liabilities	42,985
STOCKHOLDER'S EQUITY (Note 3):	
Common stock, no par value - 100 shares authorized and outstanding	100
Additional paid-in capital	287,598
Retained earnings	5,396
Total stockholder's equity	293,094
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$336,079

See notes to financial statements.

HANOVER CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Hanover Capital Partners Ltd.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Unrealized loss on marketable securities	$ (273)
Interest income	107
Total revenues	(166)
OPERATING EXPENSES:	
Professional fees	90,119
Employee compensation	12,696
Occupancy	11,733
Insurance	1,608
Minimum state taxes	180
Other operating expenses	381
Bad debt expense	(4,911)
Total operating expenses	111,806
LOSS BEFORE INCOME TAX BENEFIT	(111,972)
INCOME TAX BENEFIT (Notes 2 and 4)	(44,721)
NET LOSS	$ (67,251)

See notes to financial statements.

HANOVER CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Hanover Capital Partners Ltd.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (67,251)
Adjustments to reconcile net loss to net cash used in operating activities:	
Deferred taxes	(44,721)
Changes in assets and liabilities:	
Decrease in due from related party	11,702
Decrease in income tax receivable	15,446
Increase in prepaid expenses	(16,548)
Increase in accounts payable	2,963
Increase in accrued expenses	13,805
Decrease in payable to affiliates	(31,389)
Net cash used in operating activities	(115,993)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Decrease in investment in marketable securities	273
NET DECREASE IN CASH AND CASH EQUIVALENTS	(115,720)
CASH AND CASH EQUIVALENTS, JANUARY 1, 2004	381,285
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2004	$265,565

See notes to financial statements.

HANOVER CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Hanover Capital Partners Ltd.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock				
	Shares	Par Value	Paid-in Capital	Retained Earnings	Total
BALANCE, JANUARY 1, 2004	100	$ 100	$287,598	$ 72,647	$360,345
Net loss	-	-	-	(67,251)	(67,251)
BALANCE, DECEMBER 31, 2004	100	$ 100	$287,598	$ 5,396	$293,094

See notes to financial statements.

1. ORGANIZATION

Hanover Capital Securities, Inc. (the "Company"), which is incorporated in the State of New York, is a wholly-owned subsidiary of Hanover Capital Partners Ltd. ("HCP").

The Company is a registered broker/dealer with the Securities and Exchange Commission. The Company does not carry security accounts for customers nor perform custodial functions relating to customer securities. All customer securities transactions are introduced on a fully disclosed basis for clearance, execution and settlement by Northeast Securities, Inc. ("Northeast"), a registered broker/dealer. The Company does not maintain a clearing deposit with Northeast as such deposit is required by Northeast on a transaction-by-transaction basis. For the year ended December 31, 2004, the Company did not introduce, execute or settle any securities transactions for customers with Northeast.

2. ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information. Actual results could differ from the estimates.

Cash and Cash Equivalents - The Company maintains its cash primarily in a financial institution account, the balance of which, at times, may exceed federally insured limits. As of December 31, 2004, the Company also invested in a money-market fund investing in securities issued by the U.S. government and its agencies, prime bank obligations whose issuers are rated AAA, AA or the equivalent, or instruments collateralized by such obligations.

Securities Transactions - The Company records all securities transactions on a trade-date basis.

Market Value of Financial Instruments - The financial instruments of the Company are reported in the accompanying statement of financial condition at market value or amounts that approximate market value as of December 31, 2004.

Income Taxes - The Company is included in the consolidated Federal income tax return of HCP. Pursuant to an arrangement with HCP, the Company computes its Federal income tax provision on a separate return basis and settles the amount of the current provision, if any, through an intercompany payable with HCP. Separate state tax returns are prepared by the Company for which it remits the related tax liabilities to the appropriate taxing authority. A current or deferred tax liability or asset is recognized for the current or deferred tax effects of all events recognized in the financial statements. Those effects are measured based on provisions of current tax law to determine the amount of taxes payable or refundable currently or in future years. The tax effects of earning income or incurring

expenses in future years or the future enactment of a change in tax laws or rates are not anticipated in determining deferred tax assets or liabilities.

Related Party Transactions - Due from related party represents the net of the income tax benefit of HCP's use of the Company's net operating losses and expenses paid by HCP on behalf of the Company. Payable to affiliates represents expenses paid by Hanover Capital Mortgage Holdings, Inc. and HanoverTrade, Inc. on behalf of the Company. Such expenses are reflected in the Statement of Operations as Operating Expenses. The results of operations may not necessarily be indicative of those that would have occurred had the Company operated on a stand-alone basis.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule provides for restrictions on operations if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. As of December 31, 2004, the Company's net capital and excess net capital were $223,249 and $123,249, respectively, and the Company's ratio of aggregate indebtedness to net capital was 0.19 to 1.

4. INCOME TAXES

The components of income tax benefit for the year ended December 31, 2004 consist of the following:

Current - Federal and state	$ -
Deferred - Federal and state	(44,721)
Total	$ (44,721)

The effective tax rate differs from the maximum Federal statutory rate of 34% due to state income tax expense.

The asset for income taxes as of December 31, 2004 represents deferred taxes that have been provided for the temporary differences between the tax basis and financial statement carrying amounts of assets and liabilities as follows:

Federal net operating loss carryforward	$ -
State net operating loss carryforward	11,294
Total deferred tax asset	$ 11,294

5. LEASES

The Company operates in the offices of affiliates and has been allocated $11,733, its proportionate share of rent expense.

* * * * * *

HANOVER CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Hanover Capital Partners Ltd.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity	$ 293,094
LESS NONALLOWABLE ASSETS:	
Due from related party	37,383
Prepaid expenses	18,810
Deferred tax asset	11,294
NET CAPITAL BEFORE HAIRCUTS	225,607
Haircuts	2,358
NET CAPITAL	$ 223,249
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Aggregate indebtedness	$ 42,985
Minimum capital required (The greater of $100,000 or 6-2/3% of aggregate indebtedness)	$ 100,000
Capital in excess of minimum requirements	$ 123,249
Ratio of aggregate indebtedness to net capital	0.19 to 1

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as of December 31, 2004.

HANOVER CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Hanover Capital Partners Ltd.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Corporation's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder of
Hanover Capital Partners Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Hanover Capital Securities, Inc. (a wholly-owned subsidiary of Hanover Capital Partners Ltd.) (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

road Street
York, NY 10004
2.422.1000
2.422.0144
w.grantthornton.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 18, 2005

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com